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                             July 24, 2020

       David Hallal
       Chief Executive Officer
       AlloVir, Inc.
       139 Main Street, Suite 500
       Cambridge, MA 02142

                                                        Re: AlloVir, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 23, 2020
                                                            File No. 333-239698

       Dear Mr. Hallal:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 3.5 -- Form of Second Amended and Restated By-laws, page II-3

   1. We note that the exclusive forum provision in Article VI, Section 8 of your form of amended and restated
by-laws to be in effect upon completion of the offering does not specifically indicate
that the Delaware forum provision does not apply to Securities Act or
                                                        Exchange Act claims.
Please revise your exhibit so that it reconciles to your disclosure.
                                                        Alternatively, if you
do not amend the exhibit, please provide us with assurance that you will make future
investors aware of the provision   s applicability to those claims, for
                                                        example, by indicating
in your response to this comment that you will provide the current disclosure regarding
the applicability of the forum provision in your future Exchange Act reports, or any future
registration statements, as applicable.
 David Hallal
FirstName  LastNameDavid Hallal
AlloVir, Inc.
Comapany
July       NameAlloVir, Inc.
     24, 2020
July 24,
Page  2 2020 Page 2
FirstName LastName
        You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at
(202) 551-3614
if you have questions regarding comments on the financial statements and related matters.
Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Danielle Lauzon, Esq.